August 20, 2024

Mansour Khatib
Chief Executive and Financial Officer
GBT Technologies Inc.
8557 West Knoll Drive
West Hollywood, CA 90069

       Re: GBT Technologies Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-54530
Dear Mansour Khatib:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services